Exhibit 99.1

News Release

Stantec signs letter of intent to acquire Cimarron Engineering Ltd.
Pipeline and power specialists to enhance overall energy practice

EDMONTON, AB (June 28, 2012) TSX; NYSE: STN

North American design firm Stantec announced today that it has signed a letter of intent to acquire Calgary-based Cimarron Engineering Ltd., a 290-person engineering consulting company specializing in the development, design, installation, and integrity maintenance of oil and gas pipeline systems and station facilities.

Cimarron’s current projects include TransCanada’s Keystone Pipeline between Canada and the United States, and Enbridge’s Woodland Pipeline in northern Alberta.

“Cimarron’s history and reputation in the oil and gas industry is very strong, and we are pleased to bring a team of this depth and experience into Stantec,” says Bob Gomes, Stantec president and chief executive officer. “This acquisition will greatly enhance our overall capacity to take on large-scale oil and gas projects, particularly in the pipeline sector.”

Since its establishment in 1985, Cimarron has installed more than 15,000 kilometers (9,300 miles) of transmission pipelines, 67 mainline transmission compressor packages (1,500,000 HP), 2,500 kilometers (1,500 miles) of gathering systems, 90 field compressors, and 800 well tie-ins; as well as the integrity maintenance—including corrosion assessments, in-line inspection analysis, cathodic protection surveys, and integrity management systems—for over 25,000 pipelines.

In addition, Cimarron has an accomplished power division that specializes in the design of medium to high voltage electrical systems for utility and oil and gas clients. Their services include initial conceptual studies through to design completion, cost estimating, procurement and on-site construction, equipment installation, and commissioning.

“By joining the team at Stantec, we now have the opportunity to take on larger scale projects throughout North America,” says Kirk Morrison, Cimarron president and chief executive officer. “We will also benefit from being able to draw on Stantec’s other practice areas, such as environmental services and geomatics, to better serve our clients.”

Cimarron operates offices in Calgary and Edmonton, which will join Stantec’s existing Stantec’s oil and gas and power groups in those cities.

Stantec provides professional consulting services in planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics for infrastructure and facilities projects. We support public and private sector clients in a diverse range of markets at every stage, from the initial conceptualization and financial feasibility study to project completion and beyond. Our services are provided on projects around the world through approximately 12,000 employees operating out of more than 190 locations in North America and 4 locations internationally. Stantec trades on the TSX and on the NYSE under the symbol STN. Stantec is One Team providing Integrated Solutions.

Cautionary note regarding forward-looking statements
This press release contains forward-looking statements. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is a significant risk that a number of factors could cause actual future results to differ materially from the forward-looking statements made in this press release. These factors include, but are not limited to, the risk that the proposed transaction does not close when expected or at all or that the anticipated benefits of the transaction are not realized.

Media Contact Matt Stuart Stantec Media Relations Ph: (403) 671-9225 matthew.stuart@stantec.com	Investor Contact Crystal Verbeek Stantec Investor Relations Ph: (780) 969-3349 crystal.verbeek@stantec.com	Cimarron Contact Kirk Morrison President & CEO Ph: (403) 252-3436

One Team. Integrated Solutions.